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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-15088

                        CONTINENTAL MEDICAL SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                          600 Wilson Lane, P.O. Box 715
                            Mechanicsburg, PA  17055
                                 (717) 790-8300

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        10 3/8% Senior Subordinated Notes due 2003, Series A and Series B
                   10 7/8% Senior Subordinated Notes due 2002
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)      [ ]       Rule 12h-3(b)(1)(ii)     [ ]
          Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(2)(i)      [ ]
          Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii)     [ ]
          Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6               [ ]
          Rule 12h-3(b)(1)(i)      [x]

   Approximate number of holders of record of 10 3/8% Notes as of the certification or notice date: 3
   Approximate number of holders of record of 10 7/8% Notes as of the certification or notice date: 35

     Pursuant to the requirements of the Securities Exchange Act of 1934, Continental Medical Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        Continental Medical Systems, Inc.

     Date: September 19, 1995           By: /s/ SCOT SAUDER
                                           ------------------------------------
                                           Scot Sauder
                                           Secretary